Exhibit 99.1

News Release Dated May 3, 2011

Suncor Energy shareholders approve all resolutions at Annual General Meeting

News Release

FOR IMMEDIATE RELEASE

Suncor Energy shareholders approve all resolutions at Annual General Meeting

Calgary, Alberta (May 3, 2011) — Suncor Energy Inc. today held its Annual General Meeting of Shareholders in Calgary. A total of approximately 1.13 billion shares (approximately 72% of outstanding common shares) were represented in person or by proxy.

During the regular business proceedings at the meeting, shareholders approved the following resolutions:

1.             The appointment of 13 board members (12 of whom are independent), with shares represented voting in favour of individual directors as follows:

Mel E. Benson	80.96%
Dominic D’Alessandro	99.25%
John T. Ferguson	99.23%
W. Douglas Ford	97.64%
Richard L. (Rick) George	99.37%
Paul Haseldonckx	99.30%
John R. Huff	97.59%
Jacques Lamarre	97.66%
Brian F. MacNeill	99.01%
Maureen McCaw	97.59%
Michael W. O’Brien	99.23%
James W. Simpson	97.59%
Eira M. Thomas	89.68%

2.             The appointment of PricewaterhouseCoopers LLP as Suncor’s auditors.

3.             Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular, with 93.7% of shares represented voting in favour of the advisory resolution.

Note: The biographies of Board members and further details about Suncor’s corporate governance practices are available on www.suncor.com.

The text of remarks by Rick George, president and chief executive officer, Steve Williams, chief operating officer and Bart Demosky, chief financial officer are available in the newsroom section of www.suncor.com. An archive of the video webcast of the meeting will be available for the next 90 days at www.suncor.com/webcasts.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com